HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________          Email:  harttrinen@aol.com
Donald T. Trinen                                     Facsimile:  (303) 839-5414
                                 (303) 839-0061
-------------

Will Hart
                                  June 30, 2010

Lilyanna L. Peyser
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

      Re:   EFT Biotech Holdings, Inc.
            Registration Statement on Form 10, Amendment #10 Form 10-Q / December 31, 2009 File No. 000-53730

     This office represents EFT Biotech Holdings, Inc. (the "Company"). This letter provides the Company's responses to the comments received from the staff by letter dated May 10, 2010. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The numbers under the "Page No." column refer to the pages in the Registration Statement where the Company's response to the particular comment can be found.

Form 10
-------
                                                                       Page No.
                                                                       --------
1. Comment noted.

2. Comment complied with.                                               3, 17

3. Comment complied with.                                                  12

4. Comment complied with.                                                  33

5. Comment complied with.                                                  34

6. Comment complied with.                                                  36

Form 10-Q
---------

7. Comment complied with.

8. This is to confirm that the Company's December 31, 2009 financial statements reflect all adjustments, consisting of normal recurring adjustments that, in the opinion of the Company's management, were necessary in order to make the financial statements not misleading.

9. Comment complied with.

Form 10-Q
---------
                                                                       Page No.
                                                                       --------

10. The only material adjustments to the December 31, 2008 financial statements were a reduction in sales revenue and a corresponding increase in additional paid in capital.

      The Company conducted a Regulation S offering in 2008. The shares in the offering were sold to the Company's Affiliates. The proceeds from the offering, net of sales commissions and offering costs, were credited to stockholders' equity. Offering costs included the cost of issuing stock certificates to the Affiliates that purchased shares in the offering.

      The Company charged the Affiliates for the cost of issuing the stock certificates. However, when the Company received payment from the Affiliates for issuing the certificates, the Company incorrectly recorded the funds received as sales revenue, as opposed to crediting additional paid in capital and reducing the offering costs. In connection with the preparation of the Company's March 31, 2009 financial statements, the Company realized the error and made the necessary corrections to sales revenue and stockholders' equity. Since the corrections were made prior to March 31, 2009, the Company's March 31, 2009 financial statements were not misstated. In addition, since the errors were detected and corrected during the three months ended March 31, 2009, the Company's internal controls over financial reporting were effective as of March 31, 2009.

      The Company does not believe that filing an 8-K disclosing the restatement of financials which are more than sixteen months old would be of any benefit to the investing public.

11. The financial statements were issued on February 11, 2010. After financial statements are issued the remaining sections of the 10-Q are completed, the report is edgarized and finally signed by the appropriate officers. As a result, the date the financial statements are issued is not always the date the 10-Q is filed.

12. The Company acquired 58,567,750 shares from
Excalibur. The Company's March 31, 2010 10-K report discloses the correct number of shares.

13. As disclosed in the Company's 8-K report filed on May 24, 2010, Angy Chin did not assume the role of the Company's Acting Principal Financial Officer until February 15, 2010 and consequently was not familiar with the Company's December 31, 2009 financial statements which were filed with the 10-Q report on February 16, 2010.
As a result, Jack Jie Qin signed the report as the Company's Principal Financial Officer.

14. See response to comment 13.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.


                                    By   /s/ William Hart

                                         William T. Hart